AMENDED MINING LEASE

          This Amended Mining Lease made and entered into this 20th day of February,2009, by and between River Terrace Estates, Inc., a Montana corporation, whose address is 318 North Valley Creek Drive, Arlee, Montana 59821, hereinafter referred to as "LESSOR", and Commonwealth Resources, LLC, a Montana limited liability company, hereinafter referred to as "Commonwealth", whose address is 619 Southwest Higgins Ave., Suite "0", Missoula, Montana 59803, hereinafter referred to as "LESSEE".

WITNESSETH:

          In consideration of the mutual covenants hereinafter set forth, the parties agree as follows:

           1.      PROPERTY LEASE.      LESSOR hereby leases to LESSEE the following described patented mining claim situated in Granite County, Montana, and more particularly described as follows:

          Free Coin Quartz Lode, Mineral Survey No. 4652, Patent No. 28062,
          containing 13.86 acres, more or less

          2.      TERM OF LEASE.      This amended lease shall take effect on the date of this Agreement and shall extend for a period of seven (7) years from the inception of the original Mining Lease, on March 29,2007, subject to LESSEE'S option to purchase the subject mining claim as set forth below.

          3.      MINING RIGHTS.      During the continuation of this amended lease, LESSEE shall have the exclusive right to enter upon and have possession of the subject mining claim for the purpose of testing, exploring, developing, and operating the mining claim as unpatented mining claims and extracting from and selling, with the exception of the portion attributable to LESSOR, any minerals found thereon and therein, specifically including, but not limited to, gold, silver, copper, gemstones and other minerals or gems. Such rights shall include the right to construct facilities, including tailing ponds thereon as LESSEE may consider appropriate in the conduct of its testing, exploring, developing and mining of the subject mining claim and/or other adjacent or nearby mining claims under the control of LESSEE. The places where any testing, exploring, developing and operating ofthe claim shall be done, and the extent thereof, shall be left entirely to the discretion of LESSEE, provided, however, that LESSEE shall perform all work on said premises in a good and miner"like manner so as to preserve the premises as a workable lode mining claim. LESSOR shall not conduct or permit the conducting of any activities on the subject mining claim that would interfere with LESSEE's exercise of its leasehold rights stated in this Amended Mining Lease.

          4.      RENTS AND ROYALTIES.      The following rents and royalties shall be

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payable to LESSOR by LESSEE, to-wit:

a.

LESSEE shall pay annual rental payments of $500.00, on the anniversary date of the execution of the original Mining Lease (March 29, 2007) and until the Amended Lease Agreement expires or LESSEE exercises its purchase option, and LESSOR acknowledges receipt of the annual rental obligations due March 29, 2007, March 29,2008 and March 29,2009; and

b.

LESSEE shall pay to LESSOR a three percent (3.0%) net smelter return (NSR) on all minerals (as described in Section 3 above) extracted from the subject mining claim for a period of seven (7) years from the signing of this Amended Mining Lease, which royalty shall be payable either in legal tender or inwkind, as the parties may agree from time to time, on at least a quarterly basis, payable within thirty (30) days of the end of each calendar quarter, which NSR shall be payable for the full seven-year period, even if LESSEE exercises its purchase option.

          5.      TAXES AND ASSESSMENTS.      LESSEE shall pay, before delinquent, any real property taxes assessed or levied against the mining claim. All taxes levied or assessed against any tools, machinery, equipment, and other personal property belonging to or placed upon the property by LESSEE, and any taxes and assessments levied upon any buildings or structures placed upon the premises by LESSEE, shall be paid by LESSEE before the same become delinquent. Any further taxes and assessments shall be paid by the parties in the proportions that their respective interests may appear.

          6.      COSTS AND EXPENSES OF OPERATION.      LESSEE, at its own expense and cost, shall furnish all labor, materials, and supplies necessary for the proper operation of the demised premises under this lease; and LESSOR shall not be obligated in any respect for any expenses of LESSEE or any expenses for the operation of said premises; LESSEE shall fully pay, when due, for all the labor costs, machinery, equipment, and materials joined to or affixed to the premises during the term of this agreement and shall not suffer any lien of any kind or nature to be imposed or enforced against the said premises for any work done or machinery, equipmegt, or materials furnished therein or thereon at the instance or on behalf of LESSEE and shall have the right to post bond or deposit with the court of law which has jurisdiction over the lien action sufficient funds to cover the lien amount if LESSEE desires to challenge such lien action rather than pay to have any such lien released.

          7.      STATE AND FEDERAL ENACTMENTS.      LESSEE, in the operation and development of said premises, shall observe and comply with all applicable federal and state laws and safety regulations, and shall comply with the laws of the State of Montana with respect to Worker's Compensation, and insure and keep insured under the provisions

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of said Worker's Compensation Law all persons employed by LESSEE during the term hereof. In addition to the foregoing requirements, LESSEE shall comply with all state and federal requirements pertaining to the reclamation of the premises whereon the mining occurs and pertaining to the annual filing requirements for assessment work.

          8.      INSURANCE.      Upon commencement of operations, LESSEE shall insure to each and every workman employed in, about, or upon the work, compensation provided for, in, and by each and every statute applicable thereto (including Worker's Compensation and Employer's Liability Insurance) and shall procure and maintain during the term of this contract policies of insurance for general liability and automobile-related liability.

          9.      FORCE MAJEURE.      Neither party shall be liable to the other for failure to perform its obligations hereunder if and to the extent that such failure to perform results from causes beyond its reasonable control (financial difficulty shall not be considered a cause beyond a party's control), all of which causes herein are called "force majeure," including, but without being limited to, strikes, lockouts, or other industrial disturbances; unavailability of satisfactory labor; civil disturbances; fires; unusual climatic conditions, acts of God; acts of a public enemy; compliance with any regulations, order, or requirements of any duly authorized governmental body or agency; or inability to obtain transportation or necessary materials in the open market. The party unable to perform as a result of force majeure promptly shall notify the other of the beginning and ending of each such period.

          10.      TERMINATION FOR DEFAULT OF LESSEE.      LESSOR may terminate this contract at any time, by giving one hundred twenty (120) days prior written notice to LESSEE specifying that termination will be made because of violation of any provision herein under the provisions of this article, and specifying the effective date of termination and the specific reason for default, if LESSEE should be guilty of a substantial violation of any provision of this contract.

          If LESSEE corrects any such default within one hundred twenty (120) days from notice, if the default is for a default in a payment obligation, or corrects or commences to correct with diligence within one hundred twenty (120) days of notice, if such default is for a reason not associated with a payment obligation hereunder, this agreement shall continue in full force and effect, and LESSEE shall continue to have all rights hereunder as if such default notice and termination notice had never been made.

          In the event of such termination, after default, LESSOR may take possession of the premises described herein and LESSEE agrees to peacefully relinquish possession and restore the premises to its original condition as required by all reclamation laws.

          11.      OPTION TO PURCHASE.      LESSEE or its designee shall have the option to purchase the subject mining claim by giving written notice of its intention to so purchase, which notice shall be given within seven (7) years of the date of the original Mining Lease, to-wit, March 29, 2007. The purchase price shall be the base sum of $60,000.00, plus a

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bonus equal twelve percent (12%) per annum computed from March 29,2007 to the date of closing, payable in cash at closing, unless a different mode of payment (e.g., shares of stock in Grant Hartford Corporation) is mutually agreed between the parties. The closing date shall be no more than ninety (90) days after the giving of notice of exercise of the option by LESSEE or its designee, and conveyance shall be by Grant Deed.

          12.      NOTICES.       All notices, consents and demands under this Agreement shall be in writing and may be delivered personally, sent by telegram, telex, air courier or facsimile or may be forwarded by first class pre-paid registered or certified mail to the address for each party set forth above, or to such address as each party may from time to time specify by notice. Any notice delivered or sent by telegraph, telex or facsimile shall be deemed to have been given and received on the business day next following the date of delivery. Any notice mailed as aforesaid shall be deemed to have been given and received on the fifth business day following the date it is posted; provided that if between the time of mailing and the actual receipt of the notice there shall be a mail strike, slowdown or other labor dispute which might affect delivery of the notice by mails1 then the notice shall be effective only if actually delivered. The above addresses may be changed at any time by giving notice as aforesaid.

          13.      SEVERABILITY.       In the event any provision of this contract conflicts with the law under which this contract is to be construed orif any such provision be held invalid by a court with jurisdiction of the parties to this contract, such provision shall be deleted from the contract and the contract shall be construed to give affect to the remaining provisions.

          14.      PARAGRAPH OR SECTION HEADINGS.       Paragraph or section headings are provided for convenience only. In the event of any inconsistency between the paragraph headings and the body of the document. the body of the document shall control.

          15.      GRAMMATICAL CONSTRUCTION.       In this Agreement, whenever the context so requires, the masculine gender includes the feminine and/or neuter, the singular number includes the plural. and words importing persons shall include firms or corporations and vice versa.

          16.      COSTS AND ATTORNEY'S FEES.       In the event that either party institutes legal action for the enforcement of any right, obligation, provision or covenant of this agreement, the prevailing party shall be entitled to a reasonable attorney's fee in addition to costs of suit.

          17.      TIME: WAIVER OF BREACH.       It is agreed by the parties that time is of the essence to this Agreement. The failure of either party to enforce for any time or for any period of time any of the provisions of this Agreement shall not be construed as a waiver of such provision or of the right of such party thereafter to enforce each and every such provision.

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          18.      COUNTERPARTS.      This agreement may be executed simultaneously in two or more counterparts, all of which together shall constitute one and the same instrument and when so signed shall be deemed to bear the date first written above.

          19.      MODIFICATION OF AGREEMENT.      It is expressly understood and agreed by and between the parties hereto that this Agreement may be modified only by a written instrument, which written instrument must be signed by all of the parties to this Agreement.

          20.      CHOICE OF LAW.      This Agreement and any disputes arising hereunder shall be governed by the laws of the State of Montana. It is agreed and acknowledged that this Agreement is made in Missoula County, Montana.

          21.      WARRANTY OF AUTHORITY.      The persons executing and delivering this Agreement on behalf of the parties represent and warrant that each of them is duly authorized to do so and that the execution of this Agreement is the lawful and voluntary act of the parties.

          22.      ASSIGNMENT.      Either party may assign part or a/l of its rights under this Amended Mining Lease upon providing written notice to the other party. LESSEE, however, shall continue to be primarily liable to LESSOR for LESSEE's obligations under this Amended Mining Lease, notwithstanding its right to so assign.

          23.      BINDING EFFECT.      This agreement shall be binding upon the heirs, personal representatives, successors and assigns of the respective parties hereto.

          24.      ENTIRETY OF AGREEMENT.      All of the terms and conditions of this agreement between the parties are contained herein, and no representations or inducements have been made other than those specifically set forth.

          IN WITNESS WHEREOF, the parties have executed this document as of the day and year first above written

RIVER TERRACE ESTATES, INC: By:/s/Karl L. Roesch, President Karl L. Roesch, President	COMMONWEALTH RESOURCES, LLC: By:/s/Aaron L. Charlton, Manager Aaron L. Charlton, Manager

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STATE OF MONTANA   )
                                          : ss.
County of Missoula             )

          On this 20th day of February, 2009, before the undersigned Notary Public for the State of Montana, personally appeared Karl L. Roesch, known or proven to me to be the President of River Terrace Estates, Inc. and acknowledged to me that he executed the within instrument in his representative capacity on behalf of said Corporation and with full authority so to do.

          IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year hereinabove first written.

(NOTARIAL SEAL)	/s/David Rodli David Rodli Notary Public for the State of Montana Residing at Missoula, Montana My Commission expires May 7, 2010

STATE OF MONTANA   )
                                          : ss.
County of Missoula             )

          On this 20th day of February, 2009, before the undersigned Notary Public for the State of Montana, personally appeared Aaron L. Charlton, known or proven to me to be the President of River Terrace Estates, Inc. and acknowledged to me that he executed the within instrument in his representative capacity on behalf of said Corporation and with full authority so to do.

          IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year hereinabove first written.

(NOTARIAL SEAL)	/s/David Rodli David Rodli Notary Public for the State of Montana Residing at Missoula, Montana My Commission expires May 7, 2010

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